Item 77(E)
LEGAL PROCEEDINGS

Since October 2003, Federated and related entities (collectively, "Federated"), and various Federated funds ("Funds"), have been named as defendants in several class a ction lawsuits now pending in the United Sta tes District Court for the District of Maryland. The lawsuits were purportedly fi led on behalf of people who purchased, owned and/or redeemed shares of Federated-sponsored mutual funds during specif ied periods beginning November 1, 1998. The s uits are generally similar in alleging that Federated engaged in illegal and improper trading practices including market timing and late trading in concert
with certain institutional traders, which alleg edly caused financial injury to the mutual fund s hareholders. These lawsuits began to be filed shortly after Federated's firs t public announcement that it had received requests for information on shareholder trading activities in the Funds from the SEC, the Office of the New York State Attorney General ("NYAG"), and other authorities. In that regard, on Novemb er 28, 2005, Federated announced that it had reached final settlements with the SEC and the NYAG with respect to those matters. Specifically, the SEC and NYAG settled proceedings against three Federated subsidiaries involving undisclo sed market timing arrangements and late trading.
 The SEC made findings: that
Federated Investment Management Company ("FIMC"),
 an SEC-registered investment adviser to various Funds, and Federated Securities Corp., an SEC-registered broker-dealer a nd distributor for the Funds, violated provisions of the Investment Advisers Act and Investment Company Act by approvi ng, but not disclosing, three market timing arrangements, or the associated conflict of interest between FIMC and th e funds involved in the arrangements, either to oth er fund shareholders or to the funds' board; and that Federated Shareho lder Services Company, formerly an SEC-registered transfer agent, failed to prevent a customer and a Federated employee fro m late trading in violation of provisions of the Investment Company
Act. The NYAG found that such conduct violated prov isions of New York State law. Federated entered into the settlements without admitting or denying the regulators' findi ngs. As Federated previously reported in 2004, it has already paid approximately $8.0 million to certain funds as det ermined by an independent consultant. As part of these settlements, Federated agreed to pay disgorgement and a civil mo ney penalty in the aggregate amount of an additional $72 million and, among other things, agreed that it would not s erve as investment adviser to any registered investment company unless (i) at least 75% of the fund's directors are independent of Federated, (ii) the chairman of each such fund is independent of Federated, (iii) no action may be ta ken by the fund's board or any committee thereof unless approved by a majority of the independent trustees of the fund o r committee, respectively, and (iv) the fund appoints a "senior officer" who reports to the independent trustees and is respo nsible for monitoring compliance by the fund with applicable laws and fiduciary duties and for managing the process by wh ich management fees charged to a fund are approved. The settlements are described in Federated's announcement which, along with previous press releases and related communications on those matters, is available in the "About Us" section of Federated's website at FederatedInvestors.com. Federated and various Funds have also been named as de fendants in several additional lawsuits, the majority of which are now pending in the United States District Court for the Western District of Pennsylvania, alleging, among other things, excessive advisory and Rule 12b-1 fees.
The board of the Funds has retained the law firm of Dickstein Shapiro LLP to represent the Funds in these lawsuits.
Federated and the Funds, and their respective counsel
, are reviewing the allegations and intend to defend this litigation. Additional lawsuits based upon similar allegations m ay be filed in the future. The potential impact of these lawsuits, all of which seek unquantified damages, attorneys' fees, and expenses, and future potential similar suits is uncertain. Although we do not believe that these lawsuits will have a materi al adverse effect on the Funds, there can be no assurance that these suits, ongoing adverse publicity and/or other d evelopments resulting from the regulatory investigations will not result in increased Fund redemptions, reduced sales of Fund s hares, or other adverse consequences for the Funds.